Exhibit 99.75

For Immediate Release	December 21, 2020

The Valens Company Expands International Distribution Capabilities

•	Valens Australia awarded licences to import and export cannabis-derived medical products

•	The Valens Company completes first successful shipment to Denmark for a research and development initiative

Kelowna, B.C., December 21, 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, today provided an update on its international expansion strategy.

Australian Import and Export Licences

The Australian Department of Health Office of Drug Control has granted The Valens Company’s wholly owned subsidiary, Valens Australia Pty Ltd. (“Valens Australia”), the licences required to import and export Schedule 4 and Schedule 8 cannabis-derived products in Australia. The added ability to import and export in Australia not only provides Valens Australia strategic market entry opportunities to permissible neighbouring countries in the Asia-Pacific region, but also establishes The Valens Company as a global manufacturer with an adaptable platform to service many emerging international markets.

In 2021, the Company expects to bring its patented emulsion technology, SōRSE by Valens, to Australia and import a range of innovative products designed and manufactured at its Canadian facilities, including tinctures, topicals and water-soluble drops in various blends and potencies designed specifically for the medicinal market. The Company will also begin to prepare to meet expected demand for low-dose CBD products following the Therapeutic Goods Administration’s (“TGA”) recent announcement to down-schedule CBD formulations under 150mg/day to be supplied over the counter by a pharmacist without a prescription, subject to TGA product approval.

“Since our entry into the Australian market with our Cannvalate partnership, we have been building a foundation on which our subsidiary Valens Australia can also operate independently,” said Tyler Robson, Chief Executive Officer of The Valens Company. “These licences, along with the recently issued wholesale licences to sell and supply cannabis- derived products, solidify Valens Australia’s position as a fully operating in-country subsidiary with the capabilities to supply both local and international markets. In fiscal 2021, Valens expects to continue to evaluate options for establishing a full end-to-end CPG supply chain within Australia which is expected to further increase output of finished products to various markets.”

Additionally, The Valens Company has recently added to its increasing Australian client base and continues to see growth in its pipeline of white label opportunities for its high-quality, cost-effective cannabis derivative products through its partnership with Cannvalate Pty Ltd. (“Cannvalate”). Earlier this month, the Company made another shipment of finished products representing a repeat purchase from an existing customer in Australia for distribution across Cannvalate’s network of medicinal cannabis clinics.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www.thevalenscompany.com

First Successful Shipment to Denmark

The Valens Company made its first successful shipment to a partner in Denmark after being selected to support a research and development initiative for a leading pharmaceutical company. CBD isolate, and THC and CBD distillate samples were shipped earlier this month and have arrived in the country for analysis.

Robson added: “Despite not having established on-the-ground international operations yet, Valens has already successfully leveraged its Canadian manufacturing platform in Kelowna to supply emerging markets with premium cannabis derivative products. As we strengthen our international distribution capabilities, Valens will continue to seek out additional global partnerships that will work to further establish our reputation for manufacturing excellence and high-quality products, in addition to providing the distribution networks to expand our presence.”

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www.thevalenscompany.com

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